SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

BONTAN CORPORATION
(Name of Issuer)

Common Shares without par value
(Title of Class of Securities)

09852M101
(CUSIP Number)

January 29, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[_]  Rule 13d-1(b)

[x]   Rule 13d-1(c)

[_]  Rule 13d-1(d)

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but  shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 pages

CUSIP No. 09852M101
1. Names of Reporting Persons Pinetree Resource Partnership
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person with	5. Sole Voting Power 0
6. Shared Voting Power 7,000,000
7. Sole Dispositive Power 0
8. Shared Dispositive Power 7,000,000
9. Aggregate Amount Beneficially Owned by each Reporting Person 7,000,000
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9) 10.5%
12. Type of Reporting Person (See Instructions) PN

Page 2 of 10 pages

CUSIP No. 09852M101
1. Names of Reporting Persons Pinetree Capital Investment Corp.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person with	5. Sole Voting Power 0
6. Shared Voting Power 7,000,000
7. Sole Dispositive Power 0
8. Shared Dispositive Power 7,000,000
9. Aggregate Amount Beneficially Owned by each Reporting Person 7,000,000
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9) 10.5%
12. Type of Reporting Person (See Instructions) CO

Page 3 of 10 pages

CUSIP No. 09852M101
1. Names of Reporting Persons Emerald Capital Corp.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Citizenship or Place of Organization Alberta, Canada
Number of Shares Beneficially Owned by Each Reporting Person with	5. Sole Voting Power 0
6. Shared Voting Power 7,000,000
7. Sole Dispositive Power 0
8. Shared Dispositive Power 7,000,000
9. Aggregate Amount Beneficially Owned by each Reporting Person 7,000,000
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9) 10.5%
12. Type of Reporting Person (See Instructions) CO

Page 4 of 10 pages

CUSIP No. 09852M101
1. Names of Reporting Persons Pinetree Capital Ltd.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person with	5. Sole Voting Power 0
6. Shared Voting Power 7,000,000
7. Sole Dispositive Power 0
8. Shared Dispositive Power 7,000,000
9. Aggregate Amount Beneficially Owned by each Reporting Person 7,000,000
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9) 10.5%
12. Type of Reporting Person (See Instructions) CO

Page 5 of 10 pages

CUSIP No. 09852M101
1. Names of Reporting Persons Sheldon Inwentash
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person with	5. Sole Voting Power 5,000,000
6. Shared Voting Power 7,000,000
7. Sole Dispositive Power 5,000,000
8. Shared Dispositive Power 7,000,000
9. Aggregate Amount Beneficially Owned by each Reporting Person 12,000,000
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9) 17.2%
12. Type of Reporting Person (See Instructions) IN

Page 6 of 10 pages

This Amendment No. 4 on Schedule 13G (this "Amendment") amends the Statement on Schedule 13D filed on April 27, 2006, as previously amended by Amendment No. 1 thereto, filed on May 5, 2006, Amendment No. 2 thereto, filed on September 23, 2009, and Amendment No. 3 thereto (on Schedule 13G), filed on November 25, 2009, by Pinetree Resource Partnership (“Pinetree Resource”), Pinetree Capital Investment Corp. (“PCIC”), Emerald Capital Corp. (“Emerald”), Pinetree Capital Ltd. (“Pinetree Capital”) and Sheldon Inwentash (“Inwentash”) with regard to the securities identified in Item 2(d) below (the "Schedule 13D"). All capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 1(a).                      Name of Issuer:

Bontan Corporation Inc.
_________________________________________________________________________________________________________________________________________________________________________________
Item 1(b).                      Address of Issuer's Principal Executive Offices:

47 Avenue Road
Suite 200
Toronto, Ontario, Canada M5R 2G3
_________________________________________________________________________________________________________________________________________________________________________________
Item 2(a).                      Name of Person Filing:

Pinetree Resource Partnership
Pinetree Capital Investment Corp.
Emerald Capital Corp.
Pinetree Capital Ltd.
Sheldon Inwentash
_________________________________________________________________________________________________________________________________________________________________________________
Item 2(b).                      Address of Principal Business Office, or if none, Residence:

The address of the principal business office of each of Pinetree Resource, PCIC, Emerald, Pinetree Capital and Inwentash is 130 King St. West, Suite 2500, Toronto, Ontario, Canada M5X 1A9.

_________________________________________________________________________________________________________________________________________________________________________________
Item 2(c).                      Citizenship:

Pinetree Resource is a partnership organized under the laws of Ontario, Canada.
PCIC is a corporation organized under the laws of  Ontario, Canada.
Emerald is a corporation organized under the laws of Alberta, Canada.
Pinetree Capital is a corporation organized under the laws of Ontario, Canada.
Inwentash is a Canadian citizen.

_________________________________________________________________________________________________________________________________________________________________________________
Item 2(d).                      Title of Class of Securities:

Common shares without par value

_________________________________________________________________________________________________________________________________________________________________________________
Item 2(e).                      CUSIP Number:

09852M101

_________________________________________________________________________________________________________________________________________________________________________________

Page 7 of 10 pages

Item 3.      If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)      [_]      Broker or dealer registered under section 15 of the Act.

(b)      [_]      Bank as defined in section 3(a)(6) of the Act.

(c)      [_]      Insurance  company as defined in section 3(a)(19) of the Act.

(d)      [_]      Investment company registered under section 8 of the Investment Company Act of 1940.

(e)      [_]      An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)      [_]      An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)      [_]      A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)      [_]      A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)      [_]      A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)      [_]      A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)      [_]      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________
_________________________________________________________________________________________________________________________________________________________________________________
Item 4.                      Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

As of the date of this filing, Pinetree Resource is deemed to beneficially own an aggregate of 7,000,000 Common Shares of the Issuer (the “PR Shares”), including 4,500,000 shares that are issuable upon the exercise of warrants held by Pinetree Resource.  By virtue of Pinetree Resource’s direct ownership of the PR Shares and PCIC’s and Emerald’s collective ownership and control of Pinetree Resource, and Pinetree Capital’s ownership of PCIC and Emerald; PCIC, Emerald, and Pinetree Capital may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the PR Shares.  By virtue of his position as Chief Executive Officer of Pinetree Capital, Inwentash may be deemed to have shared power to vote the PR Shares.  As of the date of this filing, Inwentash is deemed to beneficially own an aggregate of 12,000,000 Common Shares of the Issuer.  This amount includes the PR Shares and 5,000,000 Common Shares that Inwentash owns directly (the “Inwentash Shares”), of which 3,000,000 are issuable upon the exercise of warrants held by Inwentash.  Each of PCIC, Emerald, Pinetree Capital and Inwentash disclaims beneficial ownership of the PR Shares.

(b)           Percent of class:

The PR Shares represent approximately 10.5% of the Issuer’s Common Shares and the PR Shares and Inwentash Shares collectively represent approximately 17.2% of the Issuer’s Common Shares.

Page 8 of 10 pages

(c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
	Pinetree Resource:	0
	PCIC:	0
	Emerald:	0
	Pinetree Capital:	0
	Inwentash:	5,000,000

(ii)	Shared power to vote or to direct the vote:
	Pinetree Resource:	7,000,000
	PCIC:	7,000,000
	Emerald:	7,000,000
	Pinetree Capital:	7,000,000
	Inwentash:	7,000,000

(iii)	Sole power to dispose or to direct the disposition of:
	Pinetree Resource:	0
	PCIC:	0
	Emerald:	0
	Pinetree Capital:	0
	Inwentash:	5,000,000

(iv)	Shared power to dispose or to direct the disposition of:
	Pinetree Resource:	7,000,000
	PCIC:	7,000,000
	Emerald:	7,000,000
	Pinetree Capital:	7,000,000
	Inwentash:	7,000,000

_________________________________________________________________________________________________________________________________________________________________________________
Item 5.                      Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

_________________________________________________________________________________________________________________________________________________________________________________
Item 6.                      Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable
_________________________________________________________________________________________________________________________________________________________________________________
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable
_________________________________________________________________________________________________________________________________________________________________________________
Item 8.                      Identification and Classification of Members of the Group.

Not Applicable
_________________________________________________________________________________________________________________________________________________________________________________
Item 9.                      Notice of Dissolution of Group.

Not Applicable
_________________________________________________________________________________________________________________________________________________________________________________
Item 10.                      Certifications.

(a)           Not applicable

(b)           Not applicable

(c)           Not applicable

Page 9 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2010	PINETREE RESOURCE PARTNERSHIP
By: /s/ Larry Goldberg
Name: Larry Goldberg
Title: Authorized Signing Officer

PINETREE CAPITAL INVESTMENT CORP.
By: /s/ Larry Goldberg
Name: Larry Goldberg
Title: Chief Financial Officer

EMERALD CAPITAL CORP
By: /s/ Sheldon Inwentash
Name: Sheldon Inwentash
Title: President

PINETREE CAPITAL LTD.
By: /s/ Larry Goldberg
Name: Larry Goldberg
Title: Executive Vice President and Chief Financial Officer

/s/Sheldon Inwentash
Sheldon Inwentash

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties for whom copies are to be sent.

Attention:  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Page 10 of 10 pages